Primary Business Name: NATIONAL FINANCIAL SERVICES LLC

BD - AMENDMENT

09/01/2022

BD Number: 13041

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ Yes ○ No

Ownership Codes:	NA - less than 5%		B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more	

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ADAMS, ROBERT JOHN	I	CHIEF OPERATIONS OFFICER/ELECTED MANAGER	06/2019	NA	Y	N	1291582
CRUPI, KAREN MICHELE	I	CHIEF LEGAL OFFICER	08/2008	NA	N	N	2982229
DEPOALO, RONALD EDWARD	I	HEAD OF BROKERAGE OPERATIONS/ELECTED MANAGER	11/2017	NA	Y	N	5995085
DURBIN, MICHAEL ROSS	I	CHIEF EXECUTIVE OFFICER/ELECTED MANAGER	10/2017	NA	Y	N	2090998
DYER, JANET MARIE	I	CHIEF COMPLIANCE OFFICER	03/2021	NA	Y	N	3186352
FIDELITY GLOBAL BROKERAGE GROUP, INC.	DE	SOLE MEMBER	06/2000	E	Y	N	04-3257666
KATZELNICK, MARK CURTIS	I	ELECTED MANAGER	01/2013	NA	Y	N	2919730
LYONS, MICHAEL JOSEPH	I	CHIEF FINANCIAL OFFICER	10/2014	NA	Y	N	4610621
TESAURO, THOMAS JOHN	I	ELECTED MANAGER	01/2017	NA	Y	N	1862532